Koppers Inc.

436 Seventh Avenue

Pittsburgh, PA 15219

July 24, 2009

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Cecilia Blye, Chief, Office of Global Security Risk

Re:	Koppers Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 20, 2009
File No. 1-12716

Dear Ms. Blye:

We received your letter dated July 15, 2009 regarding the Securities and Exchange Commission’s (the “SEC” or the “Commission”) review of the Koppers Inc. Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) filed February 20, 2009. In connection with responding to the SEC’s comments, we acknowledge that:

a)	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

SEC Comment:

1.	We note that your response letter was filed under the CIK number for Koppers Holdings Inc. Please re-file your response letter dated May 16, 2009 and all future correspondence for Koppers Inc. under the CIK number for Koppers Inc.

Company Response:

We re-filed our response letter dated May 16, 2009 under the CIK number for Koppers Inc. on July 16, 2009 and will file all future correspondence for Koppers Inc. under the CIK number for Koppers Inc.

United States Securities and Exchange Commission

July 24, 2009

SEC Comment:

2.	We note your response to prior comment 1. Please tell us from which countries in the Middle East Koppers generates income through sales to customers.

Company Response:

In the fiscal year 2008, Koppers generated income through sales to customers in Bahrain, Israel, Kuwait, Saudi Arabia and the United Arab Emirates.

SEC Comment:

3.	We note your response to prior comment 2 that Koppers Denmark has never supplied liquid pitch to Outokumpu Technology but that you supplied liquid pitch handling equipment to Dubal through a partnership with an Outokumpu Technology company named KHD Aluminum Technology. Please clarify whether KHD Aluminum could or has used your products or used information from your provision of services in Outokumpu Technology’s Iranian operations. Please tell us how Outokumpu Technology and KHD Aluminum Technology are related.

Company Response:

In 2003, Koppers Denmark A/S (“Koppers Denmark”) entered into an agreement with KHD Aluminium Technology GmbH (“KHD Aluminium”) pursuant to which Koppers Denmark agreed to (a) provide liquid carbon pitch handling equipment to Dubai Aluminium Company, Ltd.’s (“Dubal”) aluminum smelter located in the United Arab Emirates (the “UAE”) in connection with Dubal’s construction of a liquid carbon pitch unloading, storage and handling facility at Jebel Ali Port in the UAE, and (b) provide training along with KHD Aluminium to the personnel of Dubal on the use of that equipment. Koppers Denmark delivered the equipment to KHD Aluminium pursuant to the agreement. Subsequently, Koppers Denmark entered into a services agreement directly with Dubal pursuant to which Koppers Denmark agreed to perform ongoing maintenance services. Koppers Denmark also provides assistance in procuring spare parts for Dubal’s liquid carbon pitch handling equipment located in the UAE. Koppers Denmark employees last travelled to the UAE in April 2008 to perform maintenance services on the equipment, which, at that time, was still located at Dubal’s aluminum smelter in the UAE. Koppers also sells carbon pitch to Dubal for use at its aluminum smelter in the UAE.

By way of background, liquid carbon pitch is a material used primarily in the process of aluminum smelting. Liquid carbon pitch handling equipment is used to transport the liquid carbon pitch from receiving docks to the carbon anode plant located at the smelter, to store the liquid carbon pitch until such time that it is used to manufacture a carbon anode (which is subsequently consumed in the aluminum smelting process) and to collect the carbon pitch fumes through a fume recovery system. Liquid carbon pitch is used and consumed in the aluminum manufacturing process, and it is neither incorporated into nor is it a component of aluminum.

United States Securities and Exchange Commission

July 24, 2009

It is our understanding, based on publicly available information on the Internet, that KHD Aluminium is owned by Outotec, which was formerly known as Outokumpu Technology. Neither Koppers Denmark nor any other Koppers Inc. affiliate has any ownership interest in KHD Aluminium or any other Outotec company, and neither Koppers Denmark nor any other Koppers Inc. affiliates has entered into any partnership or joint venture with KHD Aluminium or any other Outotec company. Our relationship with KHD Aluminium has been purely a contractual relationship in connection with the provision of equipment and services to Dubal’s aluminium smelter in the UAE.

Based on our correspondence with the staff of the Commission, it is our understanding that you are concerned with Outotec’s relationship with an Iranian zinc plant run by Iran Zinc Production Co. and an iron pelletizing plan in Iran owned by an Iranian company Gol-E-Gohar Iron Ore Company. We have no knowledge about these Iranian plants (other than the information provided by the staff), nor do we know whether these plants use liquid carbon pitch handling equipment. However, any information that Koppers Denmark provided to Dubal through KHD Aluminum is specific to pitch and pitch fume handling only and Koppers Denmark’s relationship has been with KHD Aluminium, which we believe specializes only in aluminum technology, and Dubal, which operates an aluminum smelter. We do not believe, and we have no reason to believe, that KHD Aluminium or Dubal have used the liquid carbon pitch handling system or any information that it may have received regarding our liquid carbon pitch handling system in either of these plants located in Iran. In addition, liquid carbon pitch handling equipment is typically part of the fixed structure of the liquid carbon pitch unloading, storage and handling facility. As of April 2008, our personnel confirmed that the liquid carbon pitch handling equipment was located at Dubal’s aluminum smelter in the UAE. In fact, a picture of Dubal’s liquid carbon pitch storage terminal is available on Outotec’s website at http://www.outotec.com/pages/Page____35989.aspx?epslanguage=EN, which we believe confirms that this equipment continues to be located at Dubal’s facility in the UAE. Finally, our technology is not proprietary and we believe that the information that we provided to KHD Aluminium is commonly known information in the aluminum smelting business.

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Walter W. Turner
Walter W. Turner
Chief Executive Officer